Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

CHAIRMAN’S ADDRESS TO SHAREHOLDERS — GENERAL MEETING

Please find below the address to shareholders by Mr. Stuart James at the Progen Pharmaceuticals Ltd. General Meeting on Friday, July 17, 2009.

Yours faithfully,

Paul Dixon
Company Secretary

Progen Pharmaceuticals Limited

General Meeting Address - Stuart James, Chairman

17th July, 2009

Since you last met as a shareholder group, much has happened at Progen. The commercialisation of muparfostat — formerly known as PI-88 — has moved a significant step closer with the signing of a binding agreement with our partner Global TransBiotech. Our pipeline of technologies has continued to advance well.

The Phase 2 trial for muparfostat in metastatic melanoma finished recruitment several months ago and we hope the patients that continue to be on this trial do very well as time goes on. As patients complete the minimum number of treatment cycles, the trial will come to an end and we can start data analysis. We look forward to being able to report to you the results of this trial just as soon as possible.

The Phase 1a trial for PG11047 has started treating its last patient. The Phase 1b trial is also nearing completion and work has started to plan Phase 2 programs investigating PG11047 in indications such as breast cancer, ovarian cancer and prostate cancer.

We are doing the work necessary to file INDs for compounds in the 500 series and in the 100 series. In 2010, it is quite likely that your company will see muparfostat in Phase 3 development, PG11047 in Phase 2 development, and at least one compound in the 500 series moving into the clinic. The last year has been a challenge for everyone, including the Progen staff, and I would like to acknowledge the commitment of the Progen people who have driven these technologies forward during this time. It is a credit to the calibre and integrity of your scientists that they, despite all the criticism and turmoil, never wavered in their pursuit of promising new drugs.

We are also pleased to acknowledge the accomplishments of Progen collaborators at US Oncology, the Lawrence Berkeley National Laboratories and the Johns Hopkins University on recently receiving Dream Team Grant funding for the Stand Up to Cancer organization. In total, the Stand Up to Cancer organization offered grants to five “Dream Teams” and we are pleased to have the opportunity to work with the leaders of three of these five teams on our technologies.

The board of Progen has also undergone enormous change.  As well as my appointment, three other highly experienced executives have been appointed to the board and I take this opportunity to introduce them to you for the first time — my co-directors include Dr Julie Cherrington, Dr John Chiplin and Dr Gordon Schooley.

As part of these changes, former chairman Mr Stephen Chang and directors Dr Wolf Hanisch and Justus Homburg resigned from the board on 1 July 2009. I sincerely thank these gentlemen for their contribution to the company and, in particular, for their assistance in ensuring a smooth transition to the new board.

As a consequence of their resignations, Resolutions 1, 2 and 3 will no longer be put to the meeting.

The remainder of the resolutions deal with the nomination of three candidates for the board. I welcome the gentlemen who have been nominated for these positions - Mr Thomas Burt, Mr Heng Hsin Tang and Mr Joe Yeh-Chiao Lin.

Given the gravity of today’s decisions, and because this is the first time you have formally heard from your new board, I would like to take the opportunity to share with you our vision for Progen.

Your board’s unwavering focus is on the continued development and commercialisation of Progen’s strong product pipeline. Our goal is to improve cancer patients’ lives by providing them with improved oncology solutions and to create long-term shareholder value through the discovery and development of novel therapeutics.

This company is fortunate to employ some of the brightest people in our field. We have unparalleled talent and products that have created a real excitement within the biotech and healthcare sectors.

I’ve personally been following this company for a long time. I have a genuine interest in what Progen’s people are trying to achieve and are proud to be working with them to realise their vision.

This company has an incredibly bright future. Our product pipeline has strength and depth and we have the technology, expertise and resources to progress it — a position shared by few Australian biotechs.

Unfortunately, this bright future has been overshadowed by a period of corporate unrest over the past 18 months. Despite the significant achievements Progen’s management and scientific teams have accomplished, the corporate instability has been a constant distraction in the financial community.

This situation cannot continue.

We are at a crucial stage in our product development with the signing of an agreement to commercialise muparfostat. We have made important advancements with our second series drugs under conditions of unnecessary duress. Now, more than ever, we need a strong, stable and experienced board to guide this promising portfolio of technologies and extract the full value of our products. Only then will we be able to deliver long-term value to you - our shareholders.

Without an experienced and independent board at the helm of this company, unrest is likely to continue. Repeated unrest will constrain Progen’s management team and directly impact their ability to develop and eventually deliver our innovative anti-cancer drugs. In turn, this will impact your investment.

The current board represents a new, well-credentialed team with decades of experience across the global biotechnology, pharmaceutical and healthcare sectors. We acknowledge that, as Progen shareholders, you place a great deal of trust in us as guardians of your investment. The collective knowledge and experience of the current board is appropriate to navigate this crucial juncture in Progen’s future. The four current directors have experience across all stages of the biotech product lifecycle including research, pre-clinical development, clinical development, registration and commercialisation. The current board also has the experience in general business, corporate governance and public company board management to take Progen forward. These skills are highly relevant to Progen given the status of its product pipeline.

Importantly, each of the current directors is fully independent. Shareholders can have peace of mind that decisions made by this board will be in the long term interests of the company and all of its shareholders.

2010 will be a landmark year for Progen:

•                  we will begin registration trials for muparfostat in partnership with Global TransBiotech

•                  our cell proliferation compound PG11047 will progress to Phase 2 development

•                  our angiogenesis compound PG545 will begin Phase 1 development

•                  we will progress pre-clinical research to enable us to file an Investigative New Drug application for our epigenetic compound PG11144, and

•                  we will continue to pioneer our portfolio of small molecule heparanase inhibitor compounds.

A strong and experienced board is critical to progress the development of the product pipeline and realise long term value on your investment.

I look forward to working collaboratively with the Progen team and our partners to realise this vision and deliver value to our shareholders.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3842 3333